

March 26, 2012

Via E-mail
Patrick H. Gaines
Chief Executive Officer
LML Payment Systems Inc.
1680-1140 West Pender Street
Vancouver, British Columbia
Canada

> **Re: LML Payment Systems Inc.**
> **Form 10-K for the fiscal year ended March 31, 2011**
> **Filed June 16, 2011**
> **File No. 000-13959**

Dear Mr. Gaines:

We have reviewed your response dated March 19, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2011

Notes to Consolidated Financial Statements, page F-7

Note 2. Significant Accounting Policies, page F-7

(l) Revenue Recognition, page F-9

1. We note your response to comment 4 from our letter dated March 6, 2012. Your response indicates that the amounts of one-time royalty payments for the license of your intellectual property are based on usage of the patent. You also indicate that the agreements terminate on January 16, 2013. Since the license provides the right to use your intellectual property over a specified period of time, please explain to us in more detail why you do not believe the license revenue should be recognized over this usage

period. Also, as previously requested, please explain to us why you believe revenue is the appropriate classification for all elements of these payments, including the release from litigation and covenant-not-to-sue provisions, as opposed to other income or some other classification.

Note 12. Commitments and Contingencies, page F-24

(c), page F-26

2. We note your response to comment 5 from our letter dated March 6, 2012 and have the following additional comments:

- Please further explain to us if any of the settlement payments from the previous litigation would have to be repaid if any of the patent claims were cancelled, or if other monetary penalties or fines could occur upon cancellation. If so, please provide us with your assessment of the likelihood of these events as remote, reasonably possible, or probable to assist us in understanding your disclosure obligations related to this potential loss contingency.

- Please expand your disclosure in future filings to clarify for your investors that the claims remain enforceable through the patent expiration date of January 16, 2013 unless cancelled.

- Please further expand your disclosure in future filings to describe the anticipated impacts of this patent expiration on your business. If you do not expect any material impact, please explain why.

    You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

                                        Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief